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                                                                   Exhibit 99.11


FOR IMMEDIATE RELEASE

Contact:    Gerald D. Stethem
            Senior Vice President & Chief Financial Officer
            NCS HealthCare, Inc.
            216-378-6808

                     NCS HEALTHCARE ANNOUNCES COURT DECISION

Beachwood, Ohio - (October 29, 2002) On October 25, 2002, the Court of Chancery of the State of Delaware issued a memorandum opinion on the motions brought by NCS HealthCare, Inc. (NCSS.OB) and Genesis Health Ventures, Inc. (NASDAQ:GHVI) to dismiss the complaint filed on August 1, 2002 by Omnicare, Inc. (NYSE:OCR) against NCS HealthCare in connection with its merger agreement with Genesis. The Court dismissed Counts II through V of Omnicare's complaint, which alleged breach of fiduciary duties by NCS' Board of Directors in connection with their approval of the Genesis merger agreement, due to Omnicare's lack of standing. The Court found that Omnicare lacked standing to bring these fiduciary duty claims because it did not purchase NCS' stock until after the NCS Board of Directors approved the Genesis merger.

The Court did not dismiss Count I of Omnicare's complaint, which alleged that the voting agreements entered into by Messrs. Outcalt and Shaw to vote their shares in favor of the Genesis merger agreement resulted in automatic conversion of their ten-votes per share Class B shares into one-vote per share Class A shares, finding that Omnicare had standing as a bidder to bring this claim. The Court's decision has no effect on the alleged breach of fiduciary duty claims brought against NCS by other stockholders of NCS.

                                    * * * * *

NCS HealthCare, Inc. is a leading provider of pharmaceutical and related services to long-term care facilities, including skilled nursing centers, assisted living facilities and hospitals. NCS serves approximately 201,000 residents of long-term care facilities in 33 states and manages hospital pharmacies in 10 states.

In connection with the upcoming special meeting of stockholders relating to NCS' proposed merger with Genesis Health Ventures, Inc. and a pending tender offer from Omnicare, Inc., NCS HealthCare, Inc. has filed certain materials with the Securities and Exchange Commission, including a preliminary proxy statement and a Solicitation/Recommendation Statement on Schedule 14D-9. SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials, as well as other materials filed with the Securities and Exchange



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Commission concerning NCS HealthCare, Inc., at the Securities and Exchange
Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from NCS HealthCare, Inc. by directing a request to NCS HealthCare, Inc. at 3201 Enterprise Parkway, Suite 220, Beachwood, Ohio 44122; Attn: Investor Relations. NCS HealthCare, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company's stockholders with respect to the special meeting described above. Information concerning such participants is contained in NCS HealthCare's preliminary proxy statement relating to the proposed merger with Genesis Health Ventures, Inc.